                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  __________

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                              (AMENDMENT NO.1)/1/


                      NITINOL MEDICAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   65476T104
                        ------------------------------
                                (CUSIP Number)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6
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CUSIP No. 65476T104               13G                        Page 2  of  6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Jack Reinstein
   ss# ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1997)

        6  SHARED VOTING POWER

           0 shares

        7  SOLE DISPOSITIVE POWER
           540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1997)

        8  SHARED DISPOSITIVE POWER

           0 shares

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1997)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.5%

12 TYPE OF REPORTING PERSON*

   IN
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65476T104
-------------------

Item 1(a)      Name of Issuer:
---------      --------------

               Nitinol Medical Technologies, Inc.

Item 1(b)      Address of Issuer's Principal Executive Office:
---------      ----------------------------------------------

               27 Wormwood Street
               Boston, MA 02210

Item 2(a)      Name of Person Filing:
---------      ---------------------

               Jack Reinstein

Item 2(b)      Address of Principal Business Office or, if none, Residence:
--------       -----------------------------------------------------------

               2231 Sunset Plaza Drive
               Los Angeles, California 90069

Item 2(c)      Citizenship:
---------      -----------

               United States of America

Item 2(d)      Title of Class of Securities
---------      ----------------------------

               Common Stock, $.001 par value per share.

Item 2(e)      CUSIP Number:
---------      ------------

               65476T104

Item 3         Description of Person Filing:
------         ----------------------------

               Not applicable

Item 4         Ownership:
------         ---------

               (a)  Amount Beneficially Owned:
                    --------------------------

                    540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31,
                    1997)

CUSIP No. 65476T104
-------------------


          (b)  Percent of Class:
               ----------------

               5.5%

          (c)  Number of shares as to which person has:
               ---------------------------------------

               (i)    sole power to vote or to direct the vote:

                      540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31,
                      1997)

               (ii)   shared power to vote or to direct the vote:

                      0 shares

               (iii)  sole power to dispose or to direct the disposition of:

                      540,132 shares (includes 59,939 shares which Mr. Reinstein has the right to acquire within 60 days after December 31,
                      1997)

               (iv)   shared power to dispose or to direct the disposition of:

                      0 shares

Item 5         Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               --------------------------------------------------------------

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8         Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

               Not applicable.

CUSIP No. 65476T104
-------------------

Item 9         Notice of Dissolution of Group:
------         ------------------------------

               Not applicable.


Item 10        Certification:
-------        -------------

               Not applicable.

CUSIP No. 6547T104
------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 4, 1998


                                        /s/ Jack Reinstein
                                        ----------------------
                                        Jack Reinstein